NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	May 14, 2024

Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), reports that it has released its unaudited consolidated interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2024.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

The Company's unaudited consolidated financial statements and MD&A for the three months ended March 31, 2024 were approved by the Board of Directors on May 13, 2024.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended March 31
	2024	2023
Revenues	$2,652,604	$2,459,958
Gross profit	$1,109,826	$1,086,568
Gross profit margin	42%	44%
Non-cash expenses	$540,143	$255,059
Termination settlement	$-	$(465,360)
Net income (loss)	$(698,759)	$(786,677)
Basic earnings (loss) per share	$(0.01)	$(0.01)
Adjusted EBITDA (loss) (1)	$(158,616)	$(531,618)

(1) - Adjusted EBITDA for the three months ended March 31, 2024 and 2023 has been calculated as follows:

	Three months ended March 31
	2024	2023
Net income (loss)	$(698,759)	$(786,677)
Unrealized foreign exchange loss (gain)	$25,218	$(21,584)
Amortization	$226,125	$276,643
Income tax	$288,800	$-
Adjusted EBITDA (Loss)	$(158,616)	$(531,618)

Adjusted EBITDA (loss) represents net earnings or loss for the three months ended March 31, 2024 before interest, taxes and tax recoveries, amortization, income tax and unrealized foreign exchange losses. Adjusted EBITDA (loss) removes the effects of items that do not reflect the Company's underlying operating performance and are not necessarily indicative of future operating results. Adjusted EBITDA (loss) is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA (loss) is an alternative measure in evaluating the Company's operational performance and its ability to generate cash to finance business operations.

Financial results for the three months ended March 31, 2024	1

Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2024 the Company had cash on deposit in the amount of $1,066,089, accounts receivable of $939,641 prepaid expenses of $96,010 and inventory of $3,824,083 compared to cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of $134,349 and inventory of $3,376,005 at December 31, 2023.

The Company had income tax payable of $298,824 at March 31, 2024 compared to $10,024 at December 31, 2023.

The working capital position of the Company as at March 31, 2024 was $4,023,140 compared to $5,026,580 as at December 31, 2023. Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Total assets of the Company were $10,207,748 as at March 31, 2024 compared to $9,703,271 as at December 31, 2023. Net assets of the Company were $8,021,489 as at March 31, 2024 compared to $8,720,248 as at December 31, 2023. The Company had no interest-bearing long-term liabilities or debt as at March 31, 2024 or December 31, 2023.

OUTLOOK

During the first quarter of 2024, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus is to obtain full AAR approvals in 2024 to complete our entire portfolio of rail pressure car products. This has been the Company's core branding ambition over the past fourteen years and it is expected to close in 2024.

In 2024 OEM rail tank car deliveries and orders are holding fairly stable and backlogs remain firm and consistent with 2023 (8,257 units). There is a shift toward rail pressure cars and the Company is completing the last stages of an AAR regulatory approved rail pressure car kit in 2024 to drive new sources of sales growth. The Company has fully developed production systems including supply chain, inventory levels, reliable costs, selling prices and predictable profitability that are expected to remain stable in 2024.

The economic outlook for the rail tank car industry is one of continued slow growth with current deliveries in line with replacement demand levels. Tank car demand is unpredictable, but deliveries are expected to remain stable through the first half of 2024.

Freight moved by tank cars, the core business of the Company took a severe hit at the start of the pandemic and has yet to see any meaningful recovery. This is significant in that there are already enough tank cars to move the amount of freight in the system. This situation suggests that there is no apparent catalyst to expand the tank car fleet in the foreseeable future.

The level of activity for tank car orders and deliveries puts the segment on track for the lower end of replacement demand for 2024 and 2025. The current forecast has 2024 tank car deliveries in the range from 7,000 units to 10,000 units and continues at this level throughout 2025. Longer-term replacements could average between 10,000 and 12,000 units per year. Despite current macroeconomic challenges the Company is in a good position to service all product orders from the rail tank car industry for the foreseeable future.

Financial results for the three months ended March 31, 2024	2

Despite the many ever-present challenges, the Company has survived and still believes that it can exploit its growing competitive advantages in the rail industry. Our goal is to become the primary domestic supplier of high-quality products featuring our 100% "Made in USA" product line fully servicing the rail tank car market.

Key to the development of the Company's rail revenue growth ambitions in 2024 is the full AAR approval of our pressure car package. This package sells at a much higher tank car unit value. It is expected to grow rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car. Our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process. The AAR approvals are the key milestone to establish new revenue growth from rail related products. Our goal is to fully service the needs of the pressure car market fleet that stands at approximately 86,000 tank cars. This provides a significant financial growth opportunity to pursue while continuing to obtain AAR approvals for the additional products in the R&D pipeline.

Since mid 2021 the Company's automotive innovation development operations have been heavily engaged in creating a unique fully automated "center-of-gravity" oriented Advanced Driver-Assistance System ("ADAS") designed specifically to provide a safer "anti rollover" operating system for commercial wilderness travel. In 2023 the Company confirmed that it had created the first "field-tested" automated suspension-based ADAS for emergency and commercial mission-critical wilderness operations. Our ADAS technologies are specifically designed to address the challenging issues of worker well-being and safety as well as ecological protection while delivering effective and efficient operational advantages to wilderness operating stakeholders. The innovation design objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's proprietary engineered solutions.

On September 12, 2023 the Company's KXI Wildertec™ Software Division filed the first stage proprietary patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method"). The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its future KXI Wildertec™ technologies. This patent application filing begins the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments and firmly positions the Company's artificial intelligence intentions. The grant of the Canadian Patent on our Method technologies will be a key cornerstone event for the Company's business development ambitions.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways. Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads. Upon extensively field testing the unique Method, Kelso's intelligence supports that the Company is the first enterprise to demonstrate a functional automated suspension-specific ADAS for commercial wilderness applications. This is a major technological development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations. Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and humanitarian aide and defense customers. Our business ambition is to participate in the emerging global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada. This production facility is being designed and tooled to convert multiple classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies. These vehicles are designed to be sold or leased to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Method is now regulatory compliant for sales to commercial wilderness operations including existing forestry roads. The KXI equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy. The ambition is to obtain the necessary federal and regional compliance approvals to enable the technology to operate on all roadways as early as 2025.

Financial results for the three months ended March 31, 2024	3

The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle. Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have the potential to generate approximately $25 million of annual revenue currently expected to commence in early 2025. The facility houses R&D, Phase-One production and an on-site test track.

The Company will concentrate its production resources on delivering safety enhancing technology solutions for customers in, but not limited to, disaster response, wilderness fire fighting, mobile medical treatment, evacuation and emergency response, mining and exploration, energy transmission, civil engineering projects, telecommunications and geographic/environmental data systems.

In 2024, the Company continues to make progress in its research and development to create new innovative products. Timing of required regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.

The Company feels it is on course for new value creation as we look forward to new business success in both rail and automotive markets. Management has determined a clear path for the commercialization of our new products in order to provide longer-term profitable revenue growth. With no interest-bearing long-term debt to service and improved sales prospects from larger diverse markets, Kelso can focus on the growth of its equity value from financial performance generated from a wider range of new proprietary products.

About Kelso Technologies

Kelso is a diverse engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation.  The Company's rail engineering business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of hazardous and non-hazardous commodities during rail transport.  The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations.  All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Financial results for the three months ended March 31, 2024	4

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our  new rail products can sell for much higher unit values and are expected to grow our rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car once AAR approvals are secured;  that our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process; that although the rail industry is fully depressed there is still a bona fide opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities by hazmat shippers with a broader range of "100% Made in the USA" technologies;  that the Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements for various industrial applications; and that current working capital and anticipated sales activity at above average contribution margins for 2024 are expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail and automotive industries including high interest rates, inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a salable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended;  that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that KXI Application Development Agreements may not be successful and deliver anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

Financial results for the three months ended March 31, 2024	5